UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Gorman, Stephen C
   P.O. Box 1070
   1400 Shelburne Road

   Burlington, VT 05402-1070
2. Issuer Name and Ticker or Trading Symbol
   IDX Systems Corporation (IDXC)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   02/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                  02/18/00    M        1,500.00      A  $18.0000                    D  Direct
Common Stock                                  02/18/00    S        1,500.00      D  $35.0000                    D  Direct
Common Stock                                  02/18/00    M        1,000.00      A  $13.6250                    D  Direct
Common Stock                                  02/18/00    S        1,000.00      D  $34.8750                    D  Direct
Common Stock                                  02/18/00    M        1,000.00      A  $13.6250                    D  Direct
Common Stock                                  02/18/00    S        1,000.00      D  $35.0000     1,917.00       D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Employee Stock Option (right to$18.0000        02/18/00       M                          1,500.00         11/16/96 (1) 11/16/05
 buy)
Non-Qualified Stock Option     $13.6250        02/18/00       M                          1,000.00         04/22/07 (2) 04/22/09
(right to buy)
Non-Qualified Stock Option     $13.6250        02/18/00       M                          1,000.00         04/22/07 (2) 04/22/09
(right to buy)
Non-Qualified Stock Option     $30.6250                                                                   09/06/97     09/06/06
(right to buy)
Non-Qualified Stock Option     $31.5625                                                                   11/07/98     11/07/07
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (right to02/18/00  Common Stock                   1,500.00      $35.0000    0.00          D   Direct
 buy)
Non-Qualified Stock Option     02/18/00  Common Stock                   1,000.00      $34.8750                  D   Direct
(right to buy)
Non-Qualified Stock Option     02/18/00  Common Stock                   1,000.00      $35.0000    13,000.00     D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   3,750.00                  3,750.00      D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   3,200.00                  3,200.00      D   Direct
(right to buy)

Explanation of Responses:

(1)
Grant to reporting person of option to purchase 1,500 shares of common stock under the IDX Systems Corporation 1995 Stock Option
Plan.  The option became fully vested on Novembe 16, 1999.
(2)
Grant to reporting person of option to purchase 12,000 shares of common stock under the IDX Systems Corporation 1995 Stock Option
Plan.  The option becomes exercisable in 25 percent increments of 3,000 shares each on April 22, 1999, April 22, 2000, April 22,
2001 and April 22, 2002.    Grant to reporting person of option to purchase 3,000 shares of common stock under the IDX Systems
Corporation 1995 Stock Option Plan.  The option becomes exercisable on the expiration of eight years from date of grant (April 22,
2007).  Vesting can accelerate if the Corporation achieves certain goals.  The plan pursuant to which the reported options were granted provides for tax withholding rights.

SIGNATURE OF REPORTING PERSON
/S/ By: Diane L. Brown, Attorney-In-Fact
    For: Stephen C. Gorman
DATE March 7, 2000